rlong@gaigroup.net

March 12, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. Larry Spirgel Assistant Director

Re:	Global-Tech Advanced Innovations Inc. Form 20-F for the fiscal year ended March 31, 2012 Filed July 24, 2012 File No. 001-14812

Dear Mr. Spirgel:

Global-Tech Advanced Innovations Inc. (the “Company”) is submitting this letter in response to the comments the Company received from the Staff of the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Staff”), dated February 28, 2013. For your convenience, we have repeated your comments in italics, and the Company’s responses are set forth immediately below the corresponding comment of the Staff.

Major Shareholders, page 40

SEC Comment #1:

In future filings revise the sentence which begins “To the best of our knowledge, and other than as disclosed in this annual report...” to make clear that you are controlled by your officers, directors and members of their families. We note the risk factor titled “Concentration of ownership” on page 9. In addition, please ensure that the information provided in the Major Shareholders table accurately depicts ownership interest. We note that the percentage ownership interest figure for Shun Chi Hui appears inaccurate.

Response:

In response to the Staff Comment No. 1, the Company will revise the language identified by the Staff in future filings to include the following disclosure regarding its concentration of ownership:

“As disclosed elsewhere in this annual report, the Company’s directors, members of our directors’ families, and entities directed and controlled such persons own approximately 67.3% of our outstanding shares. As a result, certain of our directors and their family members, together with jointly controlled entities, are in a position to control our activities and policies. To the best of our knowledge, aside from the entities, directors and members of their family identified above and elsewhere in this report, we are not directly or indirectly controlled or owned by any other corporation, foreign government or any other natural or legal person, and we are not subject to any arrangements the operation of which may at a subsequent date result in a change in control of the Company.”

Additionally, in response to the Staff Comment No. 1, the Company will revise future filings to accurately reflect the percentage ownership interest figure for Shun Chi Hui, which, assuming no changes in share ownership, shall be 18.6%.

Securities and Exchange Commission

March 12, 2013

Related party Transactions, page 40

SEC Comment #2:

To the extent that you continue to pay the real estate rental expenses denoted in Note 10(a) to the financial statements, please disclose and describe these payments within this section.

Response:

In response to the Staff Comment No. 2, the Company will revise future filings to include a description of the rental expenses denoted in Note 10(a), to the extent they continue to be paid, within the Related party Transactions section on page 40 of the Company’s Annual Report on Form 20-F.

Exhibit Index, page E-1

SEC Comment #3

You incorporate several of your exhibits to “the Registration Statement.” Please revise going forward to cite the form of the registration statement, filing number and date filed, so that investors can easily find these exhibits.

Response:

In response to Staff Comment No 3, the Company will revise future filings to cite the form of registration statement, filing number and filing date when incorporating by reference to the Company’s Registration Statement on Form F-1, file number 333-8462, which was filed on April 7, 1998.

In addition to responding to the foregoing comments, we have provided herewith as Attachment 1 a statement from the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. Should you require further information or if there are any questions concerning the responses set forth above, please do not hesitate to contact me.

Very truly yours,

/s/ Ryan L. Long

Ryan L. Long

cc:	John C.K. Sham

Securities and Exchange Commission

March 12, 2013

Attachment 1

Acknowledgment

Global-Tech Advanced Innovations Inc. (“Global-Tech”) hereby acknowledges that:

•	Global-Tech is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Global-Tech may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Global-Tech Advanced Innovations Inc.

By:	/s/ John C.K. Sham
John C.K. Sham
President, Chief Executive Officer and Acting Chief Financial Officer

Dated: March 12, 2013